Workhorse Secures $200 Million Financing from Institutional Lenders

Greater Access to Capital Will Enable Company to Increase Manufacturing Volume and Expand Last Mile Delivery Product Portfolio

CINCINNATI, Oct. 12, 2020 /PRNewswire/ - Workhorse Group Inc. (Nasdaq: WKHS) ("Workhorse" or "the Company"), an American technology company focused on providing sustainable and cost-effective drone-integrated electric vehicles to the last-mile delivery sector, has entered into a note purchase agreement (the "NPA") under which it will sell $200 million aggregate principal amount of its 4.0% Senior Secured Convertible Notes due 2024 (the "Notes") to two institutional lenders.  The proceeds of the offering before expenses are expected to be approximately $194.5 million and will be used to increase and accelerate production volume, advance new products to market, replace previous higher cost financings, and support current working capital and other general corporate purposes.  In addition, Workhorse has entered into an exchange agreement (the "Exchange Agreement") with the holder of its existing 4.5% convertible notes (the "Existing Notes") to exchange the full $70.0 million outstanding principal amount of those notes for shares of the Company's common stock.  After the closing and release of the proceeds, the Company will have over $270 million in cash available.

The NPA provides that the Notes will initially be convertible into common stock by the holders at $36.14 per share, which is a premium of 35% over the closing price of the common stock on Friday, October 9th, subject to certain potential closing adjustments based on the average trading price for the two trading days prior to closing, and further subject to customary anti-dilution adjustments and adjustments for certain corporate events. The Note will mature in four years and will bear interest at a rate of 4.0% per year paid quarterly starting on January 15, 2021, which rate may be reduced to 2.75% if the Company meets certain conditions. Interest can be paid at the Company's option either in cash or, subject to certain conditions, stock.

"With this financing in place, we can more quickly advance our production efforts heading into 2021 by increasing our supply chain component volumes, hiring more manufacturing employees and automating certain sub-assembly processes," said Workhorse CEO Duane Hughes. "We can also accelerate our production timeline for new, high-demand customer products, including a refrigeration truck for grocery applications as well as a purpose-built class 2 delivery van, allowing us to address  one of the fastest growing vehicle markets in the U.S. These new vehicles within our portfolio of products, along with the expanding operations of our drone business, will help to further solidify our leadership and reach in the last-mile EV delivery segment."

The Notes will be guaranteed by all the Company's current and future subsidiaries, will be secured by liens on substantially all the assets of the Company and its subsidiaries and will rank senior in right of payment to all the unsecured debt of the Company and its subsidiaries. The Company will be required to hold the proceeds of the Notes in escrow until it completes certain requirements related to the collateral. The indenture governing the Notes includes customary affirmative and negative covenants, including limitations on liens, additional indebtedness, investments, and dividends and other restricted payments, and customary events of default.  The NPA provides that the Company will enter into a registration rights agreement providing for the registration under the Securities Act of 1933 of shares of the common stock issuable in respect of the Notes.

The Exchange Agreement provides that the holder of the Existing Notes will exchange $70.0 million principal amount of the notes, which is the entire outstanding principal amount of the notes, for

5,034,212 shares of the Company's common stock, subject to certain pre-closing adjustments.  When the exchange is completed, the Company will have no further obligations under the Existing Notes.

The Company expects that the sale of the Notes and the exchange of the Existing Notes will be consummated on or about October 14, 2020.

Goldman Sachs & Co. LLC served as exclusive financial advisor to Workhorse Group Inc.  BTIG LLC acted as the financial advisor to the lenders.

About Workhorse Group Inc.
Workhorse is a technology company focused on providing drone-integrated electric vehicles to the last-mile delivery sector. As an American original equipment manufacturer, we design and build high performance, battery-electric vehicles including trucks and aircraft. Workhorse also develops cloud-based, real-time telematics performance monitoring systems that are fully integrated with our vehicles and enable fleet operators to optimize energy and route efficiency. All Workhorse vehicles are designed to make the movement of people and goods more efficient and less harmful to the environment. For additional information visit workhorse.com.

Forward-Looking Statements
This press release includes forward-looking statements.  These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts.  Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein.  Factors that could cause actual results to differ materially include, but are not limited to: our limited operations and need to expand in the near future to fulfill product orders; risks associated with obtaining orders and executing upon such orders; the ability to protect our intellectual property; the potential lack of market acceptance of our products; potential competition; our inability to retain key members of our management team; our inability to raise additional capital to fund our operations and business plan; our inability to satisfy covenants in our financing agreements; our inability to maintain our listing of our securities on the Nasdaq Capital Market; our inability to satisfy our customer warranty claims; our ability to continue as a going concern; our liquidity and other risks and uncertainties and other factors discussed from time to time in our filings with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K filed with the SEC. Workhorse expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Media Contact:

Mike Dektas
Creative Storm PR
513-266-3590
mike@creativestorm.com

Workhorse Investor Relations Contact:

Matt Glover and Tom Colton
Gateway Investor Relations
949-574-3860
WKHS@gatewayir.com